Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction	Ownership

Hwareh.com, Inc.	Delaware	100% owned by HealthWarehouse.com, Inc.

Hocks.com, Inc.	Ohio	100% owned by HealthWarehouse.com, Inc.

Ion Networks Holding N.V.	Belgium	799 shares (99.9%) are owned by HealthWarehouse.com, Inc. One share is owned by Stephen Gray, the Company’s former CEO.

Ion Networks, N.V.	Belgium	513 shares (99.8%) are owned by Ion Networks Holding N.V. One share is owned by Stephen Gray, the Company’s former CEO.

     Ion Networks Holding N.V. and Ion Networks N.V. are both non-operating, inactive entities.